# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, CIK 0000036840
CUSIP: 336142104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 505 Main Street, Suite 400, Hackensack, New Jersey (NJ), 07601
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001174947-25-000059
Filed by CIK 0001127605

## Reporting persons
- Ronald J. Artinian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 543,030; shared voting power 0; sole dispositive power 543,030; shared dispositive power 0; aggregate amount beneficially owned 543,030 (7.3% of the class)

## Item 1. Issuer
Name of issuer: FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
Address of issuer's principal executive offices: 505 Main Street, Hackensack, NJ 07602

## Item 2. Person Filing
Name of person filing: Ronald J. Artinian
Address of principal business office or, if none, residence: 505 Main Street, Hackensack, NJ 07602
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 543,030 Shares
Percent of class: 7.3
Sole power to vote or to direct the vote: 543,030
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 543,030
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ronald J. Artinian: /s/ Ronald J. Artinian, Ronald J. Artinian, Chairman of the Board (01/22/2026)